SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                        ANNUAL REPORT PURSUANT TO SECTION
                        15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from __________ to __________

                          Commission file number 1-4473

                        The Savings Plan for Employees of
                         Arizona Public Service Company

                                       and

                     The Savings Plan for Union Employees of
                         Arizona Public Service Company
                           (Full titles of the plans)

                             400 North Fifth Street
                          Station 8478, P.O. Box 53999
                             Phoenix, Arizona 85004
                             (Address of the plans)

                        Pinnacle West Capital Corporation
                                (Name of issuer)

                               400 East Van Buren
                                 P.O. Box 52132
                             Phoenix, Arizona 85072
                (Address of issuer's principal executive office)

                         THE SAVINGS PLAN FOR EMPLOYEES
                       OF ARIZONA PUBLIC SERVICE COMPANY,

                     THE SAVINGS PLAN FOR UNION EMPLOYEES OF
                         ARIZONA PUBLIC SERVICE COMPANY

                                       AND

                        THE SAVINGS PLAN FOR EMPLOYEES OF
                        PINNACLE WEST CAPITAL CORPORATION

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----

Independent Auditors' Report                                                 1

Combined Statements of Net Assets Available
  for Benefits with Supplemental
  Combining Information by fund as of
  December 31, 1999 and 1998                                                2-3

Combined Statements of Changes in Net Assets
  Available for Benefits for Each of the Three
  Years in the Period Ended December 31, 1999                                4

Notes to Combined Financial Statements                                     5-12

Exhibits Filed                                                              13

INDEPENDENT AUDITORS' REPORT


Arizona Public Service Company
Phoenix, Arizona

We have audited the accompanying combined statements of net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company, The Savings Plan for Union Employees of Arizona Public Service Company and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Plans") as of December 31, 1999 and 1998, and the related combined statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1999. These combined financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The supplemental combining information by fund is presented for the purpose of additional analysis of the basic combined financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plans' management. Such supplemental combining information by fund has been subjected to the auditing procedures applied in our audits of the basic combined financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.


DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 27, 2000

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
--------------------------------------------------------------------------------
COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION BY FUND DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                    SUPPLEMENTAL COMBINING INFORMATION BY FUND
                                                            ----------------------------------------------------------

                                                            PINNACLE WEST                     FIXED       AGGRESSIVE
                                                COMBINED      STOCK FUND     INDEX FUND    INCOME FUND    EQUITY FUND
                                              ------------   ------------   ------------   ------------   ------------
ASSETS:
 Investments at fair value except
  for Fixed Income Fund that is
  at contract value which approximates
  fair value (cost, Pinnacle West Stock
  Fund, $82,672,476;
  Index Fund, $68,947,046;
  Fixed Income Fund, $69,024,641;
  Aggressive Equity Fund, $54,005,663;
  International Equity Fund, $5,709,494;
  Lifestyle Conservative Fund, $3,711,074;
  Lifestyle Moderate Fund, $10,871,587;
  Lifestyle Aggressive Fund, $9,986,583;
  Participant Loan Feature, $22,763,736)      $502,218,041   $113,343,874   $170,238,041   $ 69,024,641   $ 89,443,463
 Temporary investments (at cost which
  approximates fair value)                      12,196,055      3,989,784                                    8,164,779
 Other receivables and interfund transfers       1,364,046         53,444                      (483,815)     1,118,521
                                              ------------   ------------   ------------   ------------   ------------
    Total assets                               515,778,142    117,387,102    170,238,041     68,540,826     98,726,763
                                              ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS             $515,778,142   $117,387,102   $170,238,041   $ 68,540,826   $ 98,726,763
                                              ============   ============   ============   ============   ============


                                                            SUPPLEMENTAL COMBINING INFORMATION BY FUND
                                             -------------------------------------------------------------------------
                                                              LIFESTYLE      LIFESTYLE      LIFESTYLE
                                             INTERNATIONAL   CONSERVATIVE     MODERATE      AGGRESSIVE    PARTICIPANT
                                              EQUITY FUND        FUND           FUND           FUND       LOAN FEATURE
                                              ------------   ------------   ------------   ------------   ------------

ASSETS:
 Investments at fair value except
 for Fixed Income Fund that is
 at contract value which approximates
 fair value (cost, Pinnacle West Stock
  Fund, $82,672,475;
  Index Fund, $68,947,046;
  Fixed Income Fund, $69,024,641;
  Aggressive Equity Fund, $54,005,662;
  International Equity Fund, $5,709,494;
  Lifestyle Conservative Fund, $3,711,073;
  Lifestyle Moderate Fund, $10,871,587;
  Lifestyle Aggressive Fund, $9,986,583;
  Participant Loan Feature, $22,763,736)      $  7,581,670   $  3,993,053   $ 12,995,189   $ 12,834,374   $ 22,763,736
 Temporary investments (at cost which
  approximates fair value)                             788          2,280                         7,660         30,764
 Other receivables and interfund transfers                         90,958        321,779        263,159
                                              ------------   ------------   ------------   ------------   ------------
    Total assets                                 7,582,458      4,086,291     13,316,968     13,105,193     22,794,500
                                              ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS             $  7,582,458   $  4,086,291   $ 13,316,968   $ 13,105,193   $ 22,794,500
                                              ============   ============   ============   ============   ============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
--------------------------------------------------------------------------------
COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION BY FUND DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                          SUPPLEMENTAL COMBINING INFORMATION BY FUND
                                                               ---------------------------------------------------------------

                                                               PINNACLE WEST                       FIXED          AGGRESSIVE
                                                COMBINED        STOCK FUND       INDEX FUND      INCOME FUND      EQUITY FUND
                                              -------------    -------------    -------------   -------------    -------------
ASSETS:
 Investments at fair value except
  for Fixed Income Fund that is at
  contract value which approximates
  fair value (cost, Pinnacle West Stock
  Fund, $68,965,125;
  Index Fund, $65,075,966;
  Fixed Income Fund, $57,922,524;
  Aggressive Equity Fund, $43,316,881;
  International Equity Fund, $5,716,888;
  Lifestyle Conservative Fund, $3,765,401;
  Lifestyle Moderate Fund, $9,292,635;
  Lifestyle Aggressive Fund, $9,022,549;
  Participant Loan Feature, $21,693,553)      $ 450,665,341    $ 141,857,042    $ 140,562,235   $  57,922,524    $  56,929,532
 Temporary investments (at cost which
   approximates fair value)                      10,322,875        2,418,190          312,114       7,359,873          105,587
 Other receivables and interfund transfers          336,682          121,128          (17,552)        476,093          (97,370)
                                              -------------    -------------    -------------   -------------    -------------
    Total assets                                461,324,898      144,396,360      140,856,797      65,758,490       56,937,749
                                              -------------    -------------    -------------   -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS             $ 461,324,898    $ 144,396,360    $ 140,856,797   $  65,758,490    $  56,937,749
                                              =============    =============    =============   =============    =============


                                                                  SUPPLEMENTAL COMBINING INFORMATION BY FUND
                                              --------------------------------------------------------------------------------
                                                                LIFESTYLE        LIFESTYLE       LIFESTYLE
                                              INTERNATIONAL    CONSERVATIVE       MODERATE       AGGRESSIVE      PARTICIPANT
                                               EQUITY FUND         FUND             FUND            FUND         LOAN FEATURE
                                              -------------    -------------    -------------   -------------    -------------
ASSETS:
 Investments at fair value except
  for Fixed Income Fund that is at
  contract value which approximates
  fair value (cost, Pinnacle West Stock
  Fund, $68,965,125;
   Index Fund, $65,075,966;
   Fixed Income Fund, $57,922,524;
   Aggressive Equity Fund, $43,316,881;
   International Equity Fund, $5,716,888;
   Lifestyle Conservative Fund, $3,765,401;
   Lifestyle Moderate Fund, $9,292,635;
   Lifestyle Aggressive Fund, $9,022,549;
   Participant Loan Feature, $21,693,553)     $   5,920,928    $   4,086,200   $   10,826,419   $  10,866,908    $  21,693,553
 Temporary investments (at cost
   which approximates fair value)                    34,356           31,833           60,138             784
 Other receivables and interfund transfers           37,322            3,608          (68,545)       (127,642)           9,640
                                              -------------    -------------    -------------   -------------    -------------
    Total assets                                  5,992,606        4,121,641       10,818,012      10,740,050       21,703,193
                                              -------------    -------------    -------------   -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS             $   5,992,606    $   4,121,641    $  10,818,012   $  10,740,050    $  21,703,193
                                              =============    =============    =============   =============    =============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
--------------------------------------------------------------------------------
COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                        1999              1998              1997
                                                    ------------      ------------      ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income (Note 1):
  Dividends                                         $  6,796,651      $  9,528,178      $  7,934,514
  Interest/other income                                6,477,059         5,968,437         5,610,801
  Realized gain on sale of investments                17,123,583        10,084,967        11,404,543
  Unrealized appreciation of investments (Note 4)      8,631,925        29,495,440        55,797,490
                                                    ------------      ------------      ------------
      Total investment income                         39,029,218        55,077,022        80,747,348
                                                    ------------      ------------      ------------
 Contributions (Note 2):
  Employers                                            7,927,434         7,539,003         7,068,458
  Participants                                        26,371,512        24,947,630        22,670,941
                                                    ------------      ------------      ------------
      Total contributions                             34,298,946        32,486,633        29,739,399
                                                    ------------      ------------      ------------
      Total additions                                 73,328,164        87,563,655       110,486,747
                                                    ------------      ------------      ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefit payments                                    18,854,234        21,457,929        36,772,690
  Administrative expenses                                 20,686            44,975            52,027
                                                    ------------      ------------      ------------
      Total deductions                                18,874,920        21,502,904        36,824,717
                                                    ------------      ------------      ------------
      Net increase                                    54,453,244        66,060,751        73,662,030

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  461,324,898       395,264,147       321,602,117
                                                    ------------      ------------      ------------
  End of year                                       $515,778,142      $461,324,898      $395,264,147
                                                    ============      ============      ============

See notes to combined financial statements.

                         THE SAVINGS PLAN FOR EMPLOYEES
                       OF ARIZONA PUBLIC SERVICE COMPANY,

                      THE SAVINGS PLAN FOR UNION EMPLOYEES
                        OF ARIZONA PUBLIC SERVICE COMPANY

                                       AND

                        THE SAVINGS PLAN FOR EMPLOYEES OF
                        PINNACLE WEST CAPITAL CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF PRESENTATION AND METHOD OF ACCOUNTING - The financial statements in this report reflect the combined assets, liabilities and net assets available for benefits and charge therein of The Savings Plan for Employees of Arizona Public Service Company (the "APS Savings Plan"), The Savings Plan for Union Employees of Arizona Public Service Company (the "APS Union Plan"), and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Pinnacle West Plan"). The APS Savings Plan, the APS Union Plan, and the Pinnacle West Plan are collectively referred to as the "Plans." The combined financial statements have been prepared on the accrual basis of accounting. Investment transactions are recorded as of the trade date. Dividend income is recorded as of ex-dividend dates. All the outstanding shares of Arizona Public Service Company ("APS") stock are owned by Pinnacle West Capital Corporation ("Pinnacle West").

          INVESTMENTS - The Plans consist of a salary reduction arrangement and an employer matching contribution feature. The investment programs for the Plans consist of:

               Pinnacle West Stock Fund -- The fund consists primarily of common stock of Pinnacle West. The common stock is stated at fair value based on quoted market prices in an active market.

               Index Fund -- The fund consists primarily of common stocks maintained by the Trustee (defined below) as part of a commingled fund. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               Fixed Income Fund -- The fund consists primarily of several guaranteed investment contracts with varying rates of interest and varying maturities. The fund is stated at contract value which approximates fair value.

               Aggressive Equity Fund -- The fund consists primarily of common stocks maintained by Putnam Investments as part of the Putnam Voyager Fund, Class A. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               International Equity Fund -- The fund consists primarily of stocks outside the United States and is maintained by Deutsche Asset Management as of December 1, 1998. Prior to December 1, 1998, the fund was maintained by Franklin Templeton as part of the Templeton Foreign Trust. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The APS Union Plan does not participate in the International Equity Fund.

               Conservative, Moderate and Aggressive Lifestyle Funds -- The funds consist primarily of cash, domestic stocks, international stocks, and domestic bonds and are maintained by the Vanguard Group as part of the Lifestrategy Portfolios: Conservative Growth Portfolio, Moderate Growth Portfolio, and Growth Portfolio. The funds are stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The APS Union Plan does not participate in the Conservative and Aggressive Lifestyle Funds.

          BENEFITS - Benefits are recorded when paid.

          REALIZED GAIN (LOSS) AND UNREALIZED APPRECIATION (DEPRECIATION) - Realized gains (losses) are determined based on the average historical cost. Unrealized appreciation (depreciation) is determined based on the fair value of assets at the beginning of the Plan year.

          USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.   DESCRIPTION OF THE PLANS

          GENERAL - The APS Savings Plan and APS Union Plan (collectively, the "APS Plans") are administered by a committee appointed by the APS Board of Directors. The Pinnacle West Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective July 1, 1999, the Plans entered into a Trust Agreement with Norwest Bank Minnesota, National Association (the "Trustee") which changed its name to Wells Fargo Minnesota, N.A. effective January 1, 2000. Prior to July 1, 1999, State Street Bank and Trust Company was the Trustee for the Plans.

          ELIGIBILITY - All employees of APS and salaried employees of Pinnacle West (collectively, the "Companies" or the "Employer") are eligible to participate in the pre-tax and after-tax features of the Plans upon attaining age 21 and completing thirty-one days of consecutive employment for the APS Plans and thirty days of consecutive employment for the Pinnacle West Plan, and are eligible to participate in the matching feature upon attaining age 21 and completing one year of service. The Pinnacle West Plan allows participation by employees of a company that becomes an affiliate of Pinnacle West if such employees were formerly participants in a certain type of qualified plan sponsored by their employer, regardless of whether they have satisfied the Pinnacle West Plan's other eligibility requirements.

          CONTRIBUTIONS - Participants in the APS Union Plan may direct APS to contribute any whole percentage from 1% to 10% of the participants' base pay as their tax deferred contribution to the Plan. In addition to or in lieu of making tax deferred contributions to the APS Union Plan, participants may elect to make contributions of up to 10% of their base pay as a voluntary contribution on an after tax basis, provided that in no event can the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay. The APS Savings Plan and the Pinnacle West Plan allow employees to contribute up to 16% of their base pay on a pre-tax basis and up to 16% of their base pay on an after tax basis, provided that in no event would the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay. The maximum allowable base pay ($160,000) and tax deferred contribution ($10,000 in 1999) are linked to the cost of living index and could change on an annual basis.

          Employer contributions to the Plans are fixed at 50% of the first 6% of an employee's pre-tax contributions. The Employer contributions may be in cash, common stock or other property acceptable to the Trustee.

          The Plans allow rollover contributions from another qualified plan or individual retirement rollover account, subject to certain criteria.

          INVESTMENT PROGRAMS - Participants' contributions may be invested in one or more of the following funds: Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Aggressive Equity Fund, International Equity Fund, Lifestyle Conservative Fund, Lifestyle Moderate Fund, and Lifestyle Aggressive Fund. Participants in the APS Union Plan may not invest in the International Equity Fund, Lifestyle Conservative Fund, or Lifestyle Aggressive Fund. The balance of non-participant-directed contributions and related earnings represents approximately $69,138,017 and $89,484,743 of the net assets available for benefits in the Pinnacle West Stock and Fixed Income Funds for 1999 and 1998, respectively.

          LOAN FEATURE - Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions accounts.

          The minimum participant loan available is $1,000, and the maximum available is 50% of the participant's vested account balance, up to $50,000, reduced by the participant's highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms range from six months to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant's account for each loan.

          The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate is prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 1999 ranged from 8.75% to 9.50%.

          Loans are treated as transfers from the participant's investment funds on a pro-rata basis to the Participant Loan Feature. Loan repayments are treated as transfers from the Loan Feature to the participant's investment funds, based on the participant's current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly (for the APS Plans) or bi-weekly (for the Pinnacle West Plan) payroll deductions.

          VESTING - Each participant is fully vested as to the participant's contribution account (consisting of the participant's contributions and related income and appreciation or depreciation). The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) in the event of termination of service by death, disability or retirement, upon attaining the age of sixty-five, upon completion of five years of service, upon termination of the Plans, or upon complete discontinuance of Employer contributions; otherwise, participants vest in graduated amounts with 100 percent vesting in five years of Plan participation, beginning with the first Plan year of Employee participation.

          WITHDRAWALS AND DISTRIBUTIONS - A participant may at any time make a full or partial withdrawal of the balance in the participant's after-tax contribution account and rollover contribution account. No withdrawals are permitted from a participant's transfer account. No withdrawals are permitted from the participant's pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to 1989. Generally, participants who are fully vested and who have participated in the Plans for five complete Plan years may withdraw the amount in their Employer contribution account. When the participant's employment with the Companies is terminated, the participant generally can elect to receive a distribution, as soon as administratively possible, of the vested portion of his or her Employer contribution account together with the participant's contribution accounts.

          FORFEITURES - Forfeitures of nonvested Employer contributions will occur upon distribution following termination of employment with the Companies. However, if a former participant again becomes an employee of the Companies prior to the end of the fifth calendar year following the calendar year in which the participant's earlier termination of employment occurred (and, in the case of the APS Plans, only if the participant, upon reemployment, repays in full the amount previously distributed from the APS Plans), the forfeited Employer contributions will be restored to the participant's Employer contribution account. Forfeitures are used to reduce future Employer contributions to the Plans.

          TERMINATION OF THE PLANS - It is the Companies' present expectation that these Plans and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plans is not assumed as a contractual obligation. The Companies, at their discretion, may terminate their respective plans and distribute net assets. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.

          CHANGES TO PLANS - In June 1999, the Board of Directors of Pinnacle West and in July 1999, the Board of Directors of APS approved the merger of the APS Plans into the Pinnacle West Plan as of December 31, 1999. Effective January 1, 2000, Pinnacle West will be the sponsor of the resulting plan.

3.   INCOME TAX STATUS

          The Plans have been determined by the Internal Revenue Service to be qualified plans under the provisions of the Internal Revenue Code. As long as the Plans continue to be so qualified, under present Federal income tax laws and regulations: (a) participants will not be currently taxed on Employer contributions, on their own pre-tax contributions (see Note 2), or on investment earnings on any contributions at the time such investment earnings are received by the Trustee, but will be subject to tax thereon at such time as they receive actual benefits from the Plans; and (b) the Plans will not be taxed on their dividend and interest income or any capital gains realized by them or on any unrealized appreciation of investments.

4.   UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

          Changes in unrealized appreciation (depreciation) of investments for each of the three years in the period ended December 31, 1999 were as follows:

                     Unrealized Appreciation (Depreciation)

                                 Beginning of Year   End of Year      Change
                                 -----------------   -----------      ------
     1999
     Pinnacle West Stock Fund       $ 72,891,916    $ 30,671,398   $(42,220,518)
     Index Fund                       75,486,268     101,290,995     25,804,727
     Aggressive Equity Fund           13,612,651      35,437,800     21,825,149
     International Equity Fund           204,040       1,872,176      1,668,136
     Lifestyle Conservative Fund         320,799         281,979        (38,820)
     Lifestyle Moderate Fund           1,533,783       2,123,602        589,819
     Lifestyle Aggressive Fund         1,844,359       2,847,791      1,003,432
                                    ------------    ------------   ------------
          Total                     $165,893,816    $174,525,741   $  8,631,925
                                    ============    ============   ============
     1998
     Pinnacle West Stock Fund       $ 76,201,672    $ 72,891,916   $ (3,309,756)
     Index Fund                       51,023,616      75,486,268     24,462,652
     Aggressive Equity Fund            8,268,413      13,612,651      5,344,238
     International Equity Fund          (434,352)        204,040        638,392
     Lifestyle Conservative Fund         109,456         320,799        211,343
     Lifestyle Moderate Fund             598,497       1,533,783        935,286
     Lifestyle Aggressive Fund           631,074       1,844,359      1,213,285
                                    ------------    ------------   ------------
     Total                          $136,398,376    $165,893,816   $ 29,495,440
                                    ============    ============   ============
     1997
     Pinnacle West Stock Fund       $ 46,821,429    $ 76,201,672   $ 29,380,243
     Index Fund                       30,111,786      51,023,616     20,911,830
     Aggressive Equity Fund            3,373,451       8,268,413      4,894,962
     International Equity Fund           109,796        (434,352)      (544,148)
     Lifestyle Conservative Fund         (13,017)        109,456        122,473
     Lifestyle Moderate Fund              90,799         598,497        507,698
     Lifestyle Aggressive Fund           106,642         631,074        524,432
                                    ------------    ------------   ------------
          Total                     $ 80,600,886    $136,398,376   $ 55,797,490
                                    ============    ============   ============

5.   GUARANTEED INVESTMENT CONTRACTS

          Under the contracts, interest rates on guaranteed investment contracts
     (GICs) vary within the Fixed Income Fund. The contracts have a weighted average crediting interest rate at December 31, 1999, 1998, and 1997 of 6.42%, 6.65%, and 6.82%, respectively. The average yield for 1999 approximated the weighted average interest rate. The interest rates on the GICs may be reset on a quarterly or semi-annual basis, or may be fixed, based on the terms of the contract.

          Eleven of the GICs are managed synthetic investment contracts. The fair value of the trust assets related to these contracts is $31,145,273. The contract value of the trust assets is $33,553,421.

6.   PARTICIPATING EMPLOYEES

          As of December 31, 1999 and 1998, the aggregate number of employees participating in the Plans was 5,350 and 5,093, respectively.

7.   NET ASSET VALUE PER UNIT

          In accordance with the provisions of the Plans, the Trustee maintains separate units of participation in the Plans and related net asset value per unit for the Pinnacle West Stock, Index, Fixed Income, Aggressive Equity, International Equity, and Lifestyle Conservative, Moderate and Aggressive Funds. The number of units and related net asset value per unit at December 31 are:

                                           Net Asset Value
                                               Per Unit          Number of Units
                                           ---------------       ---------------
     1999
     Pinnacle West Stock Fund                  $ 15.25               7,698,376
     Index Fund                                  41.99               4,054,252
     Fixed Income Fund                           10.30               6,654,449
     Aggressive Equity Fund                      34.17               2,889,001
     International Equity Fund                   18.41                 411,873
     Lifestyle Conservative                      15.45                 264,439
     Lifestyle Moderate                          18.63                 714,805
     Lifestyle Aggressive                        21.86                 599,456

     1998
     Pinnacle West Stock Fund                  $ 23.89               6,044,778
     Index Fund                                  26.16               5,385,002
     Fixed Income Fund                            5.65              11,649,599
     Aggressive Equity Fund                     104.63                 544,207
     International Equity Fund                   40.79                 146,906
     Lifestyle Conservative                      21.62                 190,621
     Lifestyle Moderate                          30.79                 351,399
     Lifestyle Aggressive                        40.30                 266,513

8.   RELATED PARTY TRANSACTIONS

          COSTS OF ADMINISTRATION - Substantially all costs of administration of the Plans have been paid by the Companies except for loan administration fees.

                            Pinnacle West Stock Fund

                                                             1999           1998           1997
                                                         ------------   ------------   ------------
Shares of Pinnacle West common stock held by the Plans      3,708,593      3,347,659      3,328,704

Employer cash contributions                               $ 7,927,434     $7,539,003    $ 7,068,458
Purchases by the Plans in Pinnacle West common stock      $14,433,399     $6,816,758    $ 5,675,942
Sales made by the Plans of Pinnacle West common stock     $ 1,361,502     $5,862,863    $14,390,546
Aggregate cost of Pinnacle West common stock sold         $   726,050     $2,703,784    $ 8,663,385

                                   Index Fund

                                                             1999           1998           1997
                                                         ------------   ------------   ------------
Purchases by the Plans in Trustee's Index Fund            $19,377,247    $15,840,086    $17,339,038
Sales made by the Plans of Trustee's Index Fund           $19,546,004    $12,514,603    $ 9,092,627
Aggregate cost of Trustee's Index Fund sold               $15,506,166    $ 6,320,752    $ 4,926,370


              Temporary Investments in Funds Managed by the Trustee

                                                             1999           1998           1997
                                                         ------------   ------------   ------------
Purchases by the Plans in temporary investment funds     $114,185,293    $53,891,371    $50,617,593
Sales made by the Plans of temporary investment funds    $104,867,886    $51,658,594    $58,245,727

              The temporary investments are bought and sold at par.

EXHIBITS FILED.


Exhibit No.        Description
-----------        -----------
   23.1            Independent Auditors' Consent

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                     THE SAVINGS PLAN FOR EMPLOYEES OF
                                     ARIZONA PUBLIC SERVICE COMPANY


                                     THE SAVINGS PLAN FOR UNION EMPLOYEES
                                     OF ARIZONA PUBLIC SERVICE COMPANY
                                     (Name of Plans)


Date: June 28, 2000                  By Armando B. Flores
                                        ----------------------------------------
                                        Armando B. Flores
                                        Chairman of the Administrative Committee and Executive Vice President,
                                        Corporate Business Services,
                                        Pinnacle West Capital Corporation